Exhibit 99.1

 INVESTOR  PRESENTATION  DEC  2024

 FORWARD-LOOKING STATEMENTS  This presentation may contain certain forward-looking statements withing the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects”, “anticipates”, “targets”, “goals”, “projects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such works and similar expressions identify forward-looking statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; general economic conditions; and political, economic and military conditions in Israel.  Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward-looking statements.  Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK FACTORS” in TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.  ACRONYM GUIDE  OEM : Original Equipment Manufacturer  MRO : Maintenance, Repair & Overhaul  APU : Auxiliary Power Unit  LTA: Long-Term Agreement  LG : Landing Gear  HX : Heat Exchanger

 TAT is a trusted partner, proactively solving complex aerospace challenges to enable our partners to operate with confidence and achieve operational success across their thermal, APU and landing gear systems.

EXPERIENCED AND PROVEN LEADERSHIP

Experienced senior management team with significant depth, longevity and industry experience.

AMOS MALKA
CHAIRMAN OF THE BOARD
Since 2016



Major General (ret.) Former Head of the Israeli Defense Intelligence and Commander of the IDF Ground Forces Command.
Retired 2002.

Previous Positions:
Chairman of the Board,
Logic Industries, Ltd.
Chairman of the Boards, Plasan Sasa, Ltd.
CEO, Elul Technologies, Ltd.

IGAL ZAMIR
PRESIDENT & CHIEF EXECUTIVE OFFICER
Since 2016



Previous Positions:
President, Mapco Express
(subsidiary of Delek US Holdings, Inc)
CEO, Metrolight, Ltd.
CEO, Rostam, Ltd

EHUD BEN YAIR
CHIEF FINANCIAL OFFICER
Since 2018



Previous Positions:
CFO, SHL Telemedicine (SHLTN)
CFO & Vice CEO, Opgal Optronics
(Subsidiary of Elbit Systems and Rafael)
CFO, Orad Hi Tech Systems (OHT)

JASON LEWANDOWSKI
CHIEF OPERATING OFFICER
Since 2022



Previous Positions:
GM, VP Manufacturing, Proterra
Sr. Director Operations,
Honeywell Aerospace
Surface Warfare Officer, US NAVY

TAT Technologies is dually listed on NASDAQ (TATT) and on the Tel Aviv Stock Exchange (Hebrew)
Main Shareholder: FIMI 26.5%

4 INVESTOR PRESENTATION - DECEMBER 2024

TAT Technologies

KEY STRATEGIC PRODUCT SEGMENTS  Thermal Systems  & Components  APU  OEM & MRO  Authorized MRO  • Honeywell  Landing Gear  Authorized MRO  • Gulfstream • Embraer  • ATR   Thermal Solutions  Market Leader  MRO & OEM  60+ years of experience  APU Honeywell Licensee  MRO   Partnership with   Gulfstream  Landing Gear MRO  Leasing & Trading Strong presence in APU leasing and parts trading  10-year exclusive contract with Honeywell

 VALUE PROPOSITION  High Growth Rates  Strategic Capabilities   Supporting Future Growth  Strong Demand for   Products & Services  Proven Leadership Team  ON AN UPWARD TREND  ($M) Since Q4 2022  Including Tier 1 aircraft manufacturers, system integrators and airlines  Trusted Partner with 300+ Customers  $423M Backlog & Long-term Agreements

 TAT SUBSTANTIAL OFFERINGS  Thermal components for  Environmental Control Systems  THERMAL SOLUTIONS  Thermal components for Galley  THERMAL SOLUTIONS  Thermal components for power electronics  THERMAL SOLUTIONS  Thermal components for fuel inerting system  THERMAL SOLUTIONS  LANDING GEAR  Thermal components for hydraulic systems  THERMAL SOLUTIONS  MRO  APU  MRO

 GLOBAL PRESENCE

 PRODUCT SEGMENTS

 THERMAL SOLUTIONS  OEM Solutions & MRO Services  TAT Technologies delivers end-to-end thermal solutions from design and manufacturing of high-performance OEM certified systems and products for tier 1 aircraft and system manufacturers, to specialized repair and overhaul (MRO) services.   For over 70 years, TAT has widely served both U.S. and international airlines and a majority of government Aerospace & Defense contractors.  REVENUE ($M)

 THERMAL SOLUTIONS POTENTIAL  Short Term:    The “After COVID” effect increased demand for flights, together with a slower-than-needed aircraft being built creating a high demand for Aviation MRO services.    TAT’s close and long-lasting relationship with its client and our multi-product company as an OEM and MRO service provider enables us to gain market share by increasing our value proposition to customers.   R&D capabilities as an OEM enable us to participate in bids for new types of engines and aircraft platforms in the future.  Long Term:    TAT has decades of experience in providing thermal components and solutions for integrators, our knowledge enables us to create a holistic solution as a Thermal System OEM and provider.    R&D capabilities and market leading in thermal solutions puts us on the front line for future aviation designs like as electrification of aircraft and eVTOL.

 APU MRO SERVICES  Maintenance, Repair & Overhaul  REVENUE ($M)  TAT Technologies is an OEM licensed MRO service provider for multiple APU (Auxiliary Power Units) platforms representing over 25,000 aircraft that are still in current production. As an authorized repair facility for Honeywell, the certifications and strategic agreements position us as one of the few licensed providers and creates significant commercial advantages for us to competitively position ourselves in the market.

 APU POTENTIAL  331-20X  331-500  131  STRATEGIC AGREEMENTS

 LANDING GEAR  MRO Services  TAT Technologies delivers MRO services for landing gear systems across multiple aircraft platforms utilized across the commercial airline, business jet and military markets. We maintain strategic agreements and certifications from OEMs that ensure access to a significant portion of the market with ongoing opportunities with these fleet of aircraft.  AUTHORIZED  MRO Embraer - eJet 175 aircraft  MRO ATR – 42/72 aircraft  REVENUE ($M)

 LANDING GEAR MRO POTENTIAL  Growing demand for MRO  • Full in-house capabilities in MRO   - Machining services   - Plating services  • Resulting in lower cost

 TRADING & LEASING  Leasing:   TAT holds an inventory of more than 20 APU engines, mainly 331-500 utilized on the Boeing 777 aircraft. This fleet, along with other series of APUs enables us to meet the growing demand of our customers and overcome market shortage for APUs and parts.     Trading:   As an MRO service provider, TAT is involved in trading parts such as APU’s parts, Heat Exchangers, Landing Gear and other parts across all TAT product lines. This allows us to maintain efficient inventory as well as on going supply of parts needed.  REVENUE ($M)

 STRATEGIC AGREEMENTS  TRADING & LEASING POTENTIAL   Leasing - In-house capabilities of MRO for APU enable us to refurbish a variety of APUs until “as good as new” condition and to increase our fleet of leasing APUs.    Trading – as the industry suffers from Supply Chain challenges, our variety of solutions and in-house engineering capabilities, from small components such as Valves and Pumps, through Heat Exchangers (OEM/MRO) to APU and Landing Gear MRO services, gives us a wide market reach to parts to meet industry needs.

 BACKLOG  LTA & Backlog  LTA ORDERS ($M)  Q3-2024 LTA & BACKLOG

 NEW TECHNOLOGIES  Future Drivers  ADDITIVE MANUFACTURING & 3D PRINTING  THERMAL SYSTEMS FOR ELECTRIC  AIRCRAFT & AUTONOMOUS AIRCRAFT  FULL THERMAL SOLUTIONS TO ENGINE HEADS

 Q3 2024 RESULTS  Key Indicators

 FAST GROWTH TREND  Revenue by Product

 PERFORMANCE  Upward Trend Across All Financial Parameters

 REVENUE  ($M)

 GROSS PROFITS & MARGINS  ($M)

 OPERATING PROFITS & MARGINS  ($M)

 NET INCOME  ($M)

 OTHER CAPABILITIES   TAT Technologies has nearly 50 years of experience in the development of fluid controls and accessories for defense and commercial platforms.   TAT Technologies provides highly qualified, maintainable and affordable Environmental Control Systems (ECS) for defense applications.    TAT Technologies utilizes advanced technologies to repair and recondition engine components for both commercial and military engines as well as ground turbines.   TAT Technologies is a one-stop-shop offering a multitude of specialized services for repair, refurbishment or remanufacturing of components.  REVENUE ($M)

 THANK YOU!